2026

Brookfield Renewable Partners L.P.

Q2 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield

Management’s Discussion and Analysis
For the three and six months ended June 30, 2026
This Management’s Discussion and Analysis for the three and six months ended June 30, 2026 is provided as of July 31, 2026. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield Wealth Solutions, class A.2 BRHC exchangeable non-voting shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) “BRHC” held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and a general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and class A.2 exchangeable shares, and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and Australian dollars respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description of our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q2 2026 Highlights	3	Part 5 – Liquidity and Capital Resources (continued)
		Borrowings	25
Part 2 – Financial Performance Review on Consolidated Information	6	Capital expenditures	26
		Consolidated statements of cash flows	27
		Shares and units outstanding	28
Part 3 – Additional Consolidated Financial Information	8	Dividends and distributions	29
Summary consolidated statements of financial position	8	Contractual obligations	29
Related party transactions	8	Supplemental guarantor financial information	29
Equity	13	Off-statement of financial position arrangements	30

Part 4 – Financial Performance Review on Proportionate Information	20	Part 6 – Selected Quarterly Information	31
		Summary of historical quarterly results	31
Proportionate results for the three months ended June 30	15
Reconciliation of non-IFRS measures	20	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	36
Contract profile	23
		Part 8 – Presentation to Stakeholders and Performance Measurement	38
Part 5 – Liquidity and Capital Resources	24
Capitalization	24	Part 9 – Cautionary Statements	42
Available liquidity	24

PART 1 – Q2 2026 HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
Select financial information
Revenues	$1,710	$1,692	$3,224	$3,272
Net loss attributable to Unitholders(1)	(213)	(112)	(442)	(309)
Basic and diluted loss per LP unit(2)	(0.37)	(0.22)	(0.77)	(0.58)
Proportionate Adjusted EBITDA(3)	831	700	1,587	1,325
Funds From Operations(3)	421	371	796	686
Funds From Operations per Unit(3)(4)	0.62	0.56	1.17	1.04
Distribution per LP unit	0.39	0.37	0.78	0.75

Operational information
Capacity (MW)	48,676	47,549	48,676	47,549
Total generation (GWh)
Long-term average generation	32,061	31,450	62,654	61,926
Actual generation	30,086	30,650	60,458	59,658

Proportionate generation (GWh)
Actual Renewable generation	9,378	9,542	18,260	18,212
(1)For the three and six months ended, includes $112 million and $234 million of loss attributed to Limited Partner equity, $69 million and $140 million of loss attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $72 million and $149 million of loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $40 million and $81 million of income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three and six months ended June 30, 2026 were 302.3 million and 303.9 million, respectively (2025: 283.8 million and 284.3 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three and six months ended June 30, 2026 were 684.3 million and 684.4 million, respectively (2025: 661.9 million and 662.4 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	June 30, 2026	December 31, 2025
Liquidity and Capital Resources
Available liquidity	$5,127	$4,625
Debt to capitalization – Corporate	13%	14%
Debt to capitalization – Consolidated	38%	39%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	90%	90%
Fixed rate debt as a percentage of total borrowings on a proportionate basis(1)	96%	96%
Corporate borrowings
Weighted average debt term to maturity	14 years	13 years
Weighted average interest rate	4.6%	4.6%
Non-recourse borrowings on a proportionate basis
Weighted average debt term to maturity	10 years	10 years
Weighted average interest rate	6.1%	5.9%
(1)Total floating rate debt as a percentage of total borrowings is 16% (2025: 16%) of which 12% (2025: 12%) is related to floating rate debt of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

Operations
Funds From Operations of $421 million or $0.62 on a per Unit basis, representing an 11% increase from the prior year driven by:
•Contributions from our diverse, global fleet with embedded growth from our contracted and inflation-linked cash flows;
•Recent acquisitions, including Geronimo Power and our increased stake in Isagen;
•Continued growth from our scaling development activities, including approximately 8,300 MW of new development projects reaching commercial operation in the past 12 months; and
•Gains on sales from our recurring and scaling capital recycling activities
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended June 30, 2026 was $213 million.
We strengthened our position as the global partner of choice for the world’s largest buyers of power delivering differentiated energy solutions.
•Advanced commercial initiatives, contracting ~2,600 MW of our advanced stage projects during the quarter
During the quarter the U.S. Department of Energy conditionally committed up to $17.5 billion in loan facilities to finance long-lead equipment for the deployment of up to 10 Westinghouse AP1000 nuclear reactors in the U.S.
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continues to differentiate our business and support our growth initiatives:
•Our financial position remains strong with $5.1 billion of available liquidity providing substantial flexibility to deploy capital into growth opportunities across our core markets;
•We completed a C$200 million preferred unit issuance that was upsized in response to strong investor demand and priced with a 5.75% coupon, achieving our second-lowest reset spread ever for this type of instrument
Together with our institutional partners, we completed or reached agreements to sell assets generating ~$2.2 billion (~$630 million net to Brookfield Renewable), including:
•Signing an agreement to sell a ~570 MW portfolio of operating solar and wind assets from our European development businesses to a newly formed European renewable power platform. The transaction is expected to generate proceeds of approximately $490 million (~$85 million net to Brookfield Renewable);
•We agreed to sell a portfolio of solar assets that we developed and small non-core hydro assets from our Isagen business in Colombia across two transactions for ~$590 million in expected proceeds (~$220 million net to Brookfield Renewable). The transactions will crystallize development gains and value creation across our hydro fleet through the extension of contracts and operational improvements;
•Closed the sale of an additional 25% interest in a 403 MW portfolio of non-core operating hydro assets in the U.S., generating proceeds of approximately $260 million (~$125 million net to Brookfield Renewable); and
•We closed two-thirds of the sale of ~2,100 MW of assets to the Northview Energy platform in the quarter, generating proceeds of $790 million (~$200 million net to Brookfield Renewable), and closed the remaining third subsequent to quarter-end
BEP Simplification
•Approved plans to simplify our corporate structure by converting BEP and BEPC into one publicly traded corporation. We expect the simplification to be tax-deferred for Canadian and U.S. investors and provide several benefits to all securityholders. The simplification is subject to unitholder and shareholder approval and expected to close before year-end

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

Growth and Development
We continue to execute on our growth priorities, committing or deploying up to $5 billion (~$760 million net to Brookfield Renewable) of capital, further enhancing and diversifying our cash flows:
•Together with our institutional investors, we announced an agreement to acquire Aypa, the largest standalone battery energy storage platform in North America with ~3,000 MW of highly contracted operating and under construction battery storage assets, an additional ~3,500 MW of contracted projects and a further +20 GW development pipeline in strategic markets
We continue to accelerate our development activities
•Commissioned approximately 3,100 MW and 8,300 MW of new utility-scale solar, wind and battery storage projects year to date and in the last twelve months, respectively, and continue to expect to deliver ~10,000 MW of new projects per year starting in 2027

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
Revenues	$1,710	$1,692	$3,224	$3,272
Other income	246	62	384	232
Direct operating costs	(783)	(699)	(1,562)	(1,374)
Management service costs	(77)	(56)	(150)	(105)
Interest expense	(658)	(624)	(1,297)	(1,233)
Foreign exchange and financial instrument gain	4	255	224	504
Depreciation	(558)	(609)	(1,106)	(1,192)
Other	(221)	(61)	(405)	(322)
Income tax recovery	5	197	40	283
Net (loss) income	$(287)	$100	$(582)	$(8)

	Average FX rates to USD
C$	1.38	1.38	1.38	1.41
	€0.86	0.88	0.86	0.92
R$	5.05	5.67	5.15	5.76
COP	3,610	4,198	3,654	4,195
Variance Analysis For The Three Months Ended June 30, 2026
Revenues totaling $1,710 million represents an increase of $18 million over the same period in the prior year as the benefits from the growth of our business, higher realized pricing and favorable foreign exchange were partially offset by recently completed asset sales and unfavorable generation in our U.S and Colombia hydroelectric businesses. Recently acquired and commissioned facilities, that we consolidate, contributed 1,002 GWh of generation and $64 million to revenues which was partially offset by our recently completed asset sales that reduced generation by 3,152 GWh and revenues by $235 million. On a same store, constant currency basis, revenue increased by $109 million from the benefits of higher spot pricing in Colombia caused by lower system-wide hydrology, higher generation at our wind assets in the U.S. and stronger hydrology in Canada, which were partially offset by lower hydrology at our U.S. and Colombia hydroelectric businesses.
The strengthening of foreign currencies against the U.S. dollar relative to the same period in the prior year increased revenues by $80 million, which was partially offset by a $61 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $783 million represents an increase of $84 million over the same period in the prior year primarily due to higher power purchases in Colombia, which are passed through to our customers, additional costs from our recently acquired and commissioned facilities and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Other income totaling $246 million represents an increase of $184 million due to the gains on sale of a portfolio of solar and wind assets in the U.S. and the benefit of commercial initiatives as part of our capital recycling initiatives.
Management service costs totaling $77 million represents an increase of $21 million over the same period in the prior due to the growth of our business.
Interest expense totaling $658 million represents an increase of $34 million over the same period in the prior year due to financing initiatives to fund growth and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Foreign exchange and financial instruments gain totaling $4 million represents a decrease of $251 million due to unrealized foreign exchange impacts associated with shareholder loans.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

Depreciation expense totaling $558 million represents a decrease of $51 million over the same period in the prior year due to recently completed asset sales.
Income tax recovery represents a decrease of $192 million over the same period in the prior year due primarily to the simplification of Neoen’s organizational structure that resulted in a deferred income tax recovery of $161 million benefiting the prior year.
Net loss totaling $287 million represents a decrease of $387 million over the prior year primarily due to the above noted items.

Variance Analysis For The Six Months Ended June 30, 2026
Revenues totaling $3,224 million represents a decrease of $48 million over the same period in the prior year as the benefits from the growth of our business, higher realized pricing and favorable foreign exchange were more than offset by unfavorable hydrology at our U.S. business and recently completed asset sales. Recently acquired and commissioned facilities that we consolidate contributed 1,514 GWh of generation and $100 million to revenue, offset by recently completed asset sales that reduced generation by 4,867 GWh and revenue by $396 million. On a same store, constant currency basis, revenues increased by $85 million as the benefits from higher resources at our Canada and Colombia hydroelectric assets and higher spot pricing in Colombia caused by lower system-wide hydrology were partially offset by unfavorable hydrology at our U.S. businesses and lower generation at our solar assets in Europe.
The strengthening of foreign currencies against the U.S. dollar relative to the same period in the prior year across most currencies increased revenues by $163 million, which was partially offset by a $125 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the year.
Direct operating costs totaling $1,562 million represents an increase of $188 million over the same period in the prior year due primarily to higher power purchases in Colombia, which are passed through to our customers, additional costs from our recently acquired and commissioned facilities and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Other income totaling $384 million represents an increase of $152 million due to the gains on sale of a portfolio of solar and wind assets in the U.S. and the benefit of commercial initiatives as part of our capital recycling initiatives.
Management service costs totaling $150 million represents an increase of $45 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $1,297 million represents an increase of $64 million over the same period in the prior year due to financing initiatives to fund growth and the above noted strengthening of foreign currencies against the U.S. dollar.
Foreign exchange and financial instruments gain totaling $224 million represents a decrease of $280 million as increases in global power prices led to a $185 million mark-to-market impact on our long-term energy derivative contracts compared to the prior year and unrealized foreign exchange impacts associated with shareholder loans were partially offset by increased tax equity gains associated with our growing development activities.
Depreciation expense totaling $1,106 million represents a decrease of $86 million over the same period in the prior year due to recently completed asset sales.
Income tax recovery represents a decrease of $243 million over the same period in the prior year primarily due to the simplification of Neoen’s organizational structure that resulted in a deferred income tax recovery of $161 million benefiting the prior year.
Net loss totaling $582 million represents an increase of $574 million over the prior year due to the above noted items, which was partially offset by stamp duties levied in the prior year upon reaching prescribed ownership thresholds in certain jurisdictions Neoen operates.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2026	December 31, 2025
Current assets	$10,775	$12,298
Equity-accounted investments	3,714	4,087
Property, plant and equipment	69,616	70,456
Assets held for sale	4,534	6,142
Total assets	96,745	98,701
Corporate borrowings	4,882	3,686
Non-recourse borrowings	32,050	31,206
Deferred income tax liabilities	9,409	9,395
Liabilities directly associated with assets held for sale	1,902	4,021
Total liabilities and equity	96,745	98,701
	Spot FX rates to USD
C$	1.42	1.37
	€0.88	0.85
R$	5.18	5.50
COP	3,444	3,757
Property, plant and equipment & Equity-accounted investments
Property, plant and equipment totaled $69.6 billion as at June 30, 2026 compared to $70.5 billion as at December 31, 2025, representing a decrease of $0.9 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $2.3 billion, and the appreciation of most currencies against the U.S. dollar increased property, plant and equipment by $1.3 billion. These increases were offset by disposals and assets reclassified to held for sale that decreased property, plant and equipment by $3.4 billion and depreciation expense that decreased property, plant and equipment by $1.1 billion.
Equity-accounted investments totaled $3.7 billion as at June 30, 2026, compared to $4.1 billion as at December 31, 2025, representing a decrease of $0.4 billion from distributions and the partial disposition of a renewable power operating and development platform in India.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $4.5 billion and $1.9 billion, respectively, as at June 30, 2026 and are comprised of a 448 MW portfolio of operating hydroelectric assets in the United States, a 218 MW portfolio of operating solar and hydroelectric assets in Colombia, a 39 MW portfolio of operating hydroelectric assets in Colombia, a 420 MW portfolio of operating solar and wind assets in Europe, a 33% interest in a 2.1 GW portfolio of operating solar and wind assets in the United States, and a 246 MW portfolio of solar assets in the United States.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield and their related parties.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of Isagen and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at Secured Overnight Financing Rate plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2026 (December 31, 2025: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and six months ended June 30, 2026 totaled nil (2025: nil).
From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits is between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield may request repayment upon three business days’ written notice. As at June 30, 2026, there were nil (December 31, 2025: $268 million) funds placed on deposit with Brookfield Renewable, which carries an interest rate of nil. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the for the three and six months ended June 30, 2026 totaled less than $1 million (2025: nil).
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. As at June 30, 2026, Brookfield Renewable, together with its institutional partners had the following balances owing to Brookfield Wealth Solutions: $268 million of non-recourse borrowings (December 31, 2025: $58 million); $7 million of corporate borrowings (December 31, 2025: $7 million); tax equity financings classified as financial instrument liabilities of $59 million (December 31, 2025: $49 million); preferred limited partners equity of $11 million (December 31, 2025: $11 million); and $743 million of borrowings classified as due to related party (December 31, 2025: $750 million).
From time to time, Brookfield Renewable, together with its institutional partners, may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the three and six months ended June 30, 2026, Brookfield Renewable transferred nil and nil, respectively (2025: nil and $19 million, respectively) of income tax credits to Brookfield and its subsidiaries.
During the six months ended, June 30, 2026, an associate of Brookfield Renewable executed tax credit transfer agreements on market terms to subsidiaries of Brookfield Infrastructure Partners L.P. for $46 million, an associate of Brookfield Business Corporation for $92 million, and a subsidiary of Brookfield for $19 million.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

During the first quarter of 2026, as part of the finalization of the Neoen structure, certain interest bearing loans due to affiliates of Brookfield Renewable were reclassified from current to non-current and continue to be recorded within due to related parties. These loans mature in 2037.
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating solar and wind assets in the United States for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33% was agreed to be sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 67% interest in the portfolio. During the second quarter of 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 33% interest in 2.1 GW of the portfolio for proceeds of approximately $394 million ($100 million net to Brookfield Renewable), to the Brookfield Fund.
During the second quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the United States for proceeds of up to $522 million ($249 million net to Brookfield Renewable), to a consortium managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party that acquired 25% of the portfolio during the first quarter of 2026. As part of this transaction, the sale of a 25% interest in the portfolio closed during the second quarter of 2026 for proceeds of approximately $261 million ($127 million net to Brookfield Renewable). The closing of the remainder of this transaction is subject to customary closing conditions.
During the second quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 420 MW portfolio of operating solar and wind assets in Europe for proceeds of approximately €352 million ($408 million) (€65 million ($76 million) net to Brookfield Renewable). As part of this transaction, an associate of Brookfield Renewable agreed to sell a 151 MW portfolio of operating solar assets in Europe. A 50% interest in these portfolios was agreed to be sold to Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third party that agreed to acquire the remaining 50% interest. The closing of this transaction is subject to customary closing conditions.
During the second quarter of 2026, an entity affiliated with Brookfield Renewable completed the syndication of a 1.63% interest in Neoen for proceeds of approximately €160 million ($182 million), to a Brookfield Fund, at a value equivalent to the initial invested capital agreed to with unaffiliated third parties.
Transactions with unaffiliated partners of Brookfield Renewable associates
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, acquired a 201 MW operating wind asset in the United States from an associate that it accounts for using the equity method under IAS 28, Investments in Associates and Joint Ventures as part of a reorganization of the investment. Brookfield Renewable, together with its institutional partners, recognized $35 million of total assets and $35 million of total liabilities from the date of the reorganization and continues to account for its investment in the associate in accordance with IAS 28.
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW distributed generation portfolio in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associate.
During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP286 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2025 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2026	2025	2026	2025
Revenues
Power purchase and revenue agreements	$(4)	$(2)	$1	$24
Development services	—	3	—	14
	$(4)	$1	$1	$38
Other income
Distribution income	$—	$17	$—	$29
Interest and other investment income	38	—	47	5
	$38	$17	$47	$34

Direct operating costs
Other related party services	$(7)	$—	$(16)	$(7)

Interest expense
Borrowings	$(37)	$(32)	$(88)	$(112)
Contract balance accretion	(11)	(9)	(21)	(19)
	$(48)	$(41)	$(109)	$(131)
Other
Other related party services expense	$—	$(1)	—	(2)
Financial instrument (loss) gain	(1)	6	(8)	6
	$(1)	$5	$(8)	$4

Management service costs	$(77)	$(56)	$(150)	$(105)

Current income tax
Investment tax credits	$—	$—	$—	$19

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	June 30, 2026	December 31, 2025
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$75	$74
Due from related parties
Amounts due from	Brookfield(1)	$419	$511
	Equity-accounted investments and other	384	433
		$803	$944
Non-current assets
Financial instrument assets	Equity-accounted investments and other	$81	$71
Other long-term assets
Contract asset	Brookfield	$171	$209
Due from related parties	Equity-accounted investments and other	55	12
Current liabilities
Contract liability	Brookfield	$67	$63
Financial instrument liabilities	Brookfield Wealth Solutions	7	—

Due to related parties
Amounts due to	Brookfield(2)	$1,424	$4,427
	Equity-accounted investments and other	520	2,476
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	48	45
		$2,115	$7,071
Liabilities held for sale	Equity-accounted investments and other	$—	$9
Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	$52	$49
Due to related parties
Amounts due to	Brookfield	$17	$21
	Brookfield Wealth Solutions	620	627
	Equity-accounted investments and other	1,764	45
		$2,401	$693
Corporate borrowings	Brookfield Wealth Solutions	$7	$7
Non-recourse borrowings	Brookfield Wealth Solutions	$268	$58
Other long-term liabilities
Contract liability	Brookfield	$672	$679
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $242 million (2025: $378 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $18 million (2025: $397 million), $77 million (2025: $511 million), and $432 million (2025: $2,454 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund I, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2026, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $43 million and $84 million, were declared during the three and six months ended June 30, 2026, respectively (2025: $35 million and $72 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2026, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three and six ended June 30, 2026 and 2025 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million and $20 million on the perpetual subordinated notes during the three and six months ended June 30, 2026 (2025: $10 million and $20 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
During the first quarter of 2026, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.
During the second quarter of 2026, Brookfield Renewable issued 8,000,000 Series 19 Preferred Limited Partnership Units (the “Series 19 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$200 million. The holders of the Series 19 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending July 31, 2031.
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three and six months ended June 30, 2026 and 2025 in connection with the normal course issuer bid.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at June 30, 2026, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,493 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three and six months ended June 30, 2026, 3,218,037 and 5,994,833, respectively, of BEPC exchangeable shares were issued for gross proceeds of approximately $122 million and $237 million, respectively.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP units and 7,244,255 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. In 2026, we utilized proceeds generated from the ATM equity program to repurchase and cancel LP units. During the three and six months ended June 30, 2026, there were 3,218,037 and 5,994,833 LP units, respectively (2025: 350,600 and 1,522,975 LP units, respectively) repurchased and cancelled under Brookfield Renewable’s normal course issuer bid at a total cost of approximately $114 million and $201 million, respectively (2025: $7 million and $34 million, respectively). There were no BEPC exchangeable shares repurchased during the three and six months ended June 30, 2026 and 2025.
During the three and six months ended June 30, 2026, 53,332 and 118,131 LP units, respectively (2025: 67,986 and 139,220 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $1 million and $3 million, respectively (2025: $2 million and $3 million, respectively).
During the three and six months ended June 30, 2026, exchangeable shareholders of BEPC exchanged 366 and 366 BEPC exchangeable shares, respectively (2025: 248 and 35,561 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2025: less than $1 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations, which are non-IFRS measures.
FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	5,564	5,668	5,948	5,452	$543	$457	$488	$301	$336	$205
Wind	2,128	2,117	2,364	2,405	141	146	88	126	50	84
Utility-scale solar	1,385	1,349	1,650	1,569	137	126	156	135	116	100
Distributed energy & storage	301	408	189	393	44	67	47	57	40	44
Sustainable solutions	—	—	—	—	153	178	52	85	44	74
Corporate	—	—	—	—	—	—	—	(4)	(165)	(136)
Total	9,378	9,542	10,151	9,819	$1,018	$974	$831	$700	$421	$371
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

HYDROELECTRIC OPERATIONS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$543	$457
Other income	175	7
Direct operating costs	(230)	(163)
Adjusted EBITDA(1)	488	301
Interest expense	(132)	(93)
Current income tax expense	(20)	(3)
Funds From Operations	$336	$205

Generation (GWh) – LTA	5,948	5,452
Generation (GWh) – actual	5,564	5,668
Average revenue per MWh(2)	$75	$70
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)
(MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
North America	3,234	3,797	$73	$76
Brazil	896	893	61	58
Colombia	1,434	978	90	56
Total	5,564	5,668	$75	$70
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.

Adjusted EBITDA and FFO across our hydroelectric business totaled $488 million and $336 million, respectively, versus $301 million and $205 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from strong same-store generation in Canada, higher spot pricing in Colombia caused by lower system-wide hydrology, gains on the sale of non-core assets in the U.S., the benefit of commercial initiatives in the quarter and our increased ownership in Isagen. Results were partially offset by weaker same-store generation in the U.S. and higher interest expense from our upfinancing activities across the fleet over the past year.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

WIND OPERATIONS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$141	$146
Other income	9	38
Direct operating costs	(62)	(58)
Adjusted EBITDA(1)	88	126
Interest expense	(36)	(41)
Current income tax expense	(2)	(1)
Funds From Operations	$50	$84

Generation (GWh) – LTA	2,364	2,405
Generation (GWh) – actual	2,128	2,117
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our wind operations were $50 million versus $84 million in the prior year as the benefit of newly acquired and commissioned facilities and higher same-store generation were offset by lower contributions due to the recent sale of wind assets in the U.S. and gains on a partial sale of a U.S. wind portfolio in the prior year .
UTILITY-SCALE SOLAR OPERATIONS
The following table presents our proportionate results for utility-scale solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$137	$126
Other income	52	49
Direct operating costs	(33)	(40)
Adjusted EBITDA(1)	156	135
Interest expense	(32)	(33)
Current income tax expense	(8)	(2)
Funds From Operations	$116	$100

Generation (GWh) – LTA	1,650	1,569
Generation (GWh) – actual	1,385	1,349
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our utility-scale solar business was $116 million versus $100 million in the prior year as the benefit of newly acquired and commissioned facilities, including our investment in Geronimo Power, and the gain on the partial sale of a U.S. solar portfolio were partially offset by lower contributions due to recent capital recycling initiatives and weaker same store generation during the quarter.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

DISTRIBUTED ENERGY & STORAGE OPERATIONS
The following table presents our proportionate results for distributed energy & storage operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$44	$67
Other income	23	11
Direct operating costs	(20)	(21)
Adjusted EBITDA(1)	47	57
Interest expense	(6)	(13)
Current income tax expense	(1)	—
Funds From Operations	$40	$44

Generation (GWh) – LTA	189	393
Generation (GWh) – actual	301	408
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our Distributed energy and storage business was $40 million versus $44 million in the prior year as the benefit of newly acquired and commissioned facilities was offset by the impact from the majority sale of a distributed generation platform in the U.S. that reduced results compared to prior year.

SUSTAINABLE SOLUTIONS OPERATIONS
The following table presents our proportionate results for sustainable solutions operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$153	$178
Other income	22	21
Direct operating costs	(123)	(114)
Adjusted EBITDA(1)	52	85
Interest expense	(6)	(8)
Current income tax expense	(2)	(3)
Funds From Operations	$44	$74
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our sustainable solutions business was $44 million versus $74 million in the prior year as stronger results in Westinghouse, driven by growth in its operating plant services business and new plants business as global demand for nuclear power continues to accelerate, were more than offset by commercial initiatives that benefited the prior year.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

CORPORATE
The following table presents our results for Corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Other income	$13	$7
Direct operating costs	(13)	(11)
Adjusted EBITDA(1)	—	(4)
Management service costs	(77)	(56)
Interest expense	(62)	(50)
Distributions(2)	(26)	(26)
Funds From Operations	$(165)	$(136)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Funds From Operations was $165 million due to additional corporate level financing initiatives to support growth over the last twelve months and higher management fees from growth of the business.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2026:

	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)
Net income (loss)	$102	$(247)	$(103)	$49	$48	$(136)	$(287)
Add back or deduct the following:
Depreciation	173	218	119	48	—	—	558
Deferred income tax expense (recovery)	19	(18)	11	53	—	(24)	41
Foreign exchange and financial instrument loss (gain)	45	(11)	40	(50)	(25)	(3)	(4)
Other(1)	135	92	116	84	19	9	455
Management service costs	—	—	—	—	—	77	77
Interest expense	244	166	120	51	—	77	658
Current income tax expense (recovery)	31	—	17	(94)	—	—	(46)
Amount attributable to equity accounted investments and non-controlling interests(2)	(261)	(112)	(164)	(94)	10	—	(621)
Adjusted EBITDA attributable to Unitholders	$488	$88	$156	$47	$52	$—	$831
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA. See Note 3 - Disposal of assets and Note 5 - Risk management and financial instruments for further details.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2025:

	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)
Net income (loss)	$64	$301	$(165)	$(23)	$47	$(124)	$100
Add back or deduct the following:
Depreciation	170	224	143	61	11	—	609
Deferred income tax expense (recovery)	4	(205)	(6)	39	—	(13)	(181)
Foreign exchange and financial instrument loss (gain)	21	(201)	(33)	(22)	(28)	8	(255)
Other(1)	16	(11)	109	19	20	14	167
Management service costs	—	—	—	—	—	56	56
Interest expense	203	194	117	54	1	55	624
Current income tax expense (recovery)	7	—	31	(54)	—	—	(16)
Amount attributable to equity accounted investments and non-controlling interests(2)	(184)	(176)	(61)	(17)	34	—	(404)
Adjusted EBITDA attributable to Unitholders	$301	$126	$135	$57	$85	$(4)	$700
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA. See Note 5 - Risk management and financial instruments for further details.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended June 30:

(MILLIONS)	2026	2025
Net (loss) income	$(287)	$100
Add back or deduct the following:
Depreciation	558	609
Deferred income tax expense (recovery)	41	(181)
Foreign exchange and financial instruments gain	(4)	(255)
Other(1)	455	167
Amount attributable to equity accounted investments and non-controlling interest(2)	(342)	(69)
Funds From Operations	$421	$371
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations. See Note 3 - Disposal of assets and Note 5 - Risk management and financial instruments for further details.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended June 30:

	2026	2025
Basic loss per LP unit(1)	$(0.37)	$(0.22)
Adjusted for proportionate share of:
Depreciation	0.40	0.45
Deferred income tax recovery	(0.07)	(0.10)
Foreign exchange and financial instruments gain	(0.06)	(0.03)
Other(2)	0.72	0.46
Funds From Operations per Unit(3)	$0.62	$0.56
(1)During the three months ended June 30, 2026, on average there were 302.3 million LP units outstanding (2025: 283.8 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations (See Note 3 - Disposal of assets and Note 5 - Risk management and financial instruments for further details) as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares. .
(3)Average units outstanding, for the three months ended June 30, 2026, were 684.3 million (2025: 661.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, for the remainder of 2026 we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average. Overall, our power portfolio has a weighted-average remaining contract duration of 12 years on a proportionate basis.

(GWh, except as noted)	Rest of 2026	2027	2028	2029	2030
Hydroelectric(1)	4,778	11,051	10,756	10,606	10,475
Wind	4,258	8,101	7,742	7,419	7,269
Utility-scale solar	2,556	5,118	5,090	5,124	5,120
Distributed energy & storage	249	505	501	499	495
Sustainable solutions	25	58	55	43	29
Contracted on a proportionate basis	11,866	24,833	24,144	23,691	23,388
Uncontracted on a proportionate basis	837	2,105	2,794	3,247	3,550
Long-term average on a proportionate basis	12,703	26,938	26,938	26,938	26,938
Non-controlling interests	37,538	76,553	76,553	76,553	76,553
Total long-term average	50,241	103,491	103,491	103,491	103,491
Contracted generation as a % of total generation on a proportionate basis	93%	92%	90%	88%	87%
Price per MWh – total generation on a proportionate basis	$74	$76	$77	$78	$79
(1)Includes generation of 237 GWh for 2026 and 436 GWh for 2027 under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 13 years in North America, 17 years in Europe, 11 years in Brazil, 5 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (32%), distribution companies (23%), commercial & industrial users (35%) and Brookfield (10%).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Corporate credit facility(1)	$54	$—	$54	$—
Commercial paper(1)	1,100	194	1,100	194
Debt
Medium term notes(2)	3,434	3,187	3,434	3,187
Hybrid notes(2)	317	328	317	328
Non-recourse borrowings(3)	—	—	32,388	31,555
	3,751	3,515	36,139	35,070
Deferred income tax liabilities, net(4)	—	—	8,868	8,902
Equity
Non-controlling interest	—	—	25,395	24,164
Preferred equity	545	563	545	563
Perpetual subordinated notes	737	737	737	737
Preferred limited partners' equity	647	634	647	634
Unitholders' equity	8,524	8,876	8,524	8,876
Total capitalization	$14,204	$14,325	$80,855	$78,946
Debt-to-total capitalization	26%	25%	45%	44%
Debt-to-total capitalization (market value)(5)	13%	14%	38%	39%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and exclude $23 million (2025: $23 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,350 million (2025: $1,569 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $184 million (2025: $168 million) of deferred financing fees and $154 million (2025: $181 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.
AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	June 30, 2026	December 31, 2025
Brookfield Renewable's share of cash and cash equivalents	$871	$963
Investments in marketable securities	176	159
Corporate credit facilities
Authorized credit facilities	2,450	2,450
Draws on credit facilities	(54)	—
Authorized letter of credit facility	450	450
Issued letters of credit	(403)	(414)
Available portion of corporate credit facilities	2,443	2,486
Available portion of subsidiary credit facilities on a proportionate basis	1,637	1,017
Available liquidity	$5,127	$4,625

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2026			December 31, 2025
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(3)(4)	Interest rate (%)(1)	Term (years)	Total(3)(4)
Corporate borrowings
Credit facilities	4.9	5	$54	N/A	5	$—
Commercial paper	4.2	<1	1,100	4.3	<1	194
Medium term notes	4.6	13	3,434	4.5	12	3,187
Hybrid notes	5.4	29	317	5.4	30	328
Proportionate non-recourse borrowings(2)
Hydroelectric	7.1	11	6,352	6.6	10	6,478
Wind	5.2	8	2,772	4.8	9	2,772
Utility-scale solar	5.1	8	3,197	5.3	11	2,993
Distributed energy & storage	4.3	8	249	5.8	7	425
Sustainable solutions	6.2	6	406	5.7	5	404
	6.1	10	12,976	5.9	10	13,072
			$17,881			$16,781
Proportionate unamortized financing fees, net of unamortized premiums and discounts			(106)			(85)
			17,775			16,696
Equity-accounted borrowings			(1,556)			(1,507)
Non-controlling interests and other(3)			20,713			19,703
As per IFRS Statements			$36,932			$34,892
(1)Includes proportionate share of cash obligations on tax equity and yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.
(4)Includes our proportionate share of borrowings from our investment in a nuclear services business, which is recognized as an equity-accounted investment by Brookfield.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2026:

(MILLIONS)	Rest of 2026	2027	2028	2029	2030	Thereafter	Total(3)
Debt Principal repayments(1)
Medium term notes(2)	$—	$352	$—	$335	$335	$2,412	$3,434
Hybrid notes(2)	—	—	—	—	—	317	317
Non-recourse borrowings
Hydroelectric	2	420	190	832	977	1,781	4,202
Wind	72	48	232	200	311	110	973
Utility-scale solar	154	78	243	232	260	186	1,153
Distributed energy & storage	8	4	1	15	11	57	96
Sustainable solutions	—	—	—	—	332	1	333
	236	550	666	1,279	1,891	2,135	6,757
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	65	170	204	172	130	1,409	2,150
Wind	86	180	170	172	178	1,013	1,799
Utility-scale solar	124	185	173	163	163	1,236	2,044
Distributed energy & storage	7	14	14	14	7	97	153
Sustainable solutions	4	8	7	7	7	40	73
	286	557	568	528	485	3,795	6,219
Total	$522	$1,459	$1,234	$2,142	$2,711	$8,659	$16,727
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2025: $23 million) of deferred financing fees, net of unamortized premiums and discounts.
(3)Includes our proportionate share of principal repayments from our investment in a nuclear services business, which is recognized as an equity-accounted investment by Brookfield.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2030 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.5 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2026	2025	2026	2025
Cash flows provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$447	$415	$688	$781
Changes in due to or from related parties	74	142	79	186
Net change in working capital balances	5	(178)	(90)	(201)
Operating activities	526	379	677	766
Financing activities	(107)	2,558	663	4,748
Investing activities	(543)	(3,066)	(1,401)	(6,857)
Foreign exchange gain on cash	3	65	—	121
Decrease in cash and cash equivalents	$(121)	$(64)	$(61)	$(1,222)
Operating Activities
Cash flows from operating activities before changes in due to or from related parties and net change in working capital balances for three and six months ended June 30, 2026 totaled $447 million and $688 million, respectively, compared to $415 million and $781 million, respectively, in 2025, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows used in and provided by financing activities totaled $107 million and $663 million for the three and six months ended June 30, 2026, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth generated net proceeds of $859 million and $2,377 million for the three and six months ended June 30, 2026 from corporate and non-recourse financings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$500 million ($359 million) of medium term notes and the issuance of C$200 million ($141 million) of preferred limited partnership units and net proceeds from equity issuances.
Distributions, including incentive distributions to the general partners, paid during the three and six months ended June 30, 2026 to Unitholders were $306 million and $621 million, respectively (2025: $281 million and $564 million, respectively). We increased our distributions to $1.568 per LP unit in 2026 on an annualized basis (2025: $1.492 per LP unit), representing an over 5% increase per LP unit, which took effect in the first quarter of 2026. The distributions paid during the three and six months ended June 30, 2026, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $660 million and $1,093 million, respectively (2025: $568 million and $811 million, respectively).
Cash flows provided by financing activities totaled $2,558 million and $4,748 million for the three and six months ended June 30, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below allowed us to generate net proceeds of $3,414 million and $6,157 million for the three and six months ended June 30, 2025 from corporate and non-recourse financings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$450 million ($307 million) of medium-term notes, C$250 million ($182 million) of hybrid notes and the repayment of C$400 million ($291 million) of medium-term notes prior to maturity, execution of open market purchases, and the mandatory cash tender offer for convertible bonds of Neoen.
Investing Activities
Cash flows used in investing activities totaled $543 million and $1,401 million for the three and six months ended June 30, 2026, respectively. During the quarter, our continued investment in the construction and development of solar, wind, distributed generation and battery energy storage systems projects across all our major markets totaled $1,326 million and $2,584 million for the three and six months ended June 30, 2026, respectively.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

We generated proceeds of $780 million and $1,433 million during the three and six months ended June 30, 2026, respectively, from recently completed asset sales, including the sale of a 73 MW portfolio of operating wind assets in the U.K., a 833 MW portfolio of operating solar assets in the U.S., a partial disposition in a renewable operating and development platform in India, and the sale of a 67% interest in a 2.1 GW of portfolio of operating solar and wind assets in the U.S.
Cash flows used in investing activities totaled $3,066 million and $6,857 million for the three and six months ended June 30, 2025, respectively. During the year, the completion of our acquisition of Neoen through the execution of open market purchases and the mandatory cash tender offer for an incremental 47% of Neoen, together with incremental capital injections into our structured investments and equity accounted investments, including our acquisition of a fully integrated developer and operator of renewable power assets in the United States, totaled $1,745 million.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	June 30, 2026	December 31, 2025
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	30,400,000	30,400,000
Preferred Units(2)
Balance, beginning of year	31,000,000	31,000,000
Issuance of preferred LP Units	8,000,000	—
Redemption of preferred LP Units	(7,000,000)	—
Balance, end of period	32,000,000	31,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(3)
Balance, beginning of year	179,604,793	179,640,851
Issuance	5,994,833	—
Exchanged for BEP LP units	(366)	(36,058)
Balance, end of period	185,599,260	179,604,793
LP units
Balance, beginning of year	305,987,962	285,180,371
Issuance	—	22,017,870
Repurchase of LP units for cancellation	(5,994,833)	(1,522,975)
Distribution reinvestment plan	118,131	276,638
Issued in exchange for BEPC exchangeable shares	366	36,058
Balance, end of period	300,111,626	305,987,962
Total LP units on a fully-exchanged basis(4)	680,198,825	680,080,694
(1)Class A Preference Shares are broken down by series as follows: 8,372,310 Series 1 Class A Preference Shares are outstanding; 1,587,754 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: nil (2025: 7,000,000) Series 7 Preferred Units are outstanding; 10,000,000 (2025: 10,000,000) Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 (2025: 8,000,000) Series 17 Preferred Units are outstanding; 6,000,000 (2025: 6,000,000) Series 18 Preferred Units; and 8,000,000 (2025: nil) Series 19 Preferred Units are outstanding.
(3)Includes 150,879,577 (2025: 144,885,110) of BEPC exchangeable shares and 34,719,683 (2025: 34,719,683) of Class A.2 exchangeable shares.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and six months ended June 30:

	Three months ended June 30				Six months ended June 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2026	2025	2026	2025	2026	2025	2026	2025
Class A Preference Shares	$8	$7	$7	$7	$16	$14	$14	$14
Perpetual Subordinated Notes	10	10	10	10	20	20	20	20
Class A Preferred LP units	8	9	8	9	15	17	15	17
Participating non-controlling interests – in operating subsidiaries	745	542	635	542	1,156	760	1,044	760
GP interest and incentive distributions	44	37	44	37	87	76	87	75
Redeemable/Exchangeable partnership units	79	73	77	73	154	147	154	147
BEPC Exchangeable shares and class A.2 exchangeable shares	73	67	68	67	144	135	144	135
LP units	118	106	117	104	237	214	236	207
CONTRACTUAL OBLIGATIONS
Please see Note 19 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2026	2025	2026	2025
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	133	269	226	481
Net income	33	194	1	300
(1)Brookfield Renewable's total revenues for the three and six months ended June 30, 2026 were $1,710 million and $3,224 million, respectively (2025: $1,692 million and $3,272 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

(MILLIONS)	June 30, 2026	December 31, 2025
Current assets(1)	$762	$831
Total assets(2)(3)	968	1,099
Current liabilities(4)	8,555	8,524
Total liabilities(4)	8,618	8,568
(1)Amount due from non-guarantor subsidiaries was $748 million (2025: $815 million).
(2)Brookfield Renewable's total assets as at June 30, 2026 and December 31, 2025 were $96,745 million and $98,701 million.
(3)Amount due from non-guarantor subsidiaries was $791 million (2025: $949 million).
(4)Amount due to non-guarantor subsidiaries was $7,186 million (2025: $7,908 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2026, letters of credit issued amounted to $4,797 million (2025: $4,399 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2026		2025				2024
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) – LTA	32,061	30,593	31,323	29,779	31,450	30,476	24,779	22,151
Total Generation (GWh) – actual	30,086	30,372	28,798	27,554	30,650	29,008	21,121	18,819
Proportionate Renewable Generation (GWh) – LTA	10,151	9,334	9,590	8,529	9,819	8,999	8,616	8,132
Proportionate Actual Renewable Generation (GWh)	9,378	8,882	7,759	7,186	9,542	8,670	6,868	7,320
Revenues	$1,710	$1,514	$1,539	$1,596	$1,692	$1,580	$1,432	$1,470
Net (loss) income attributable to Unitholders	(213)	(229)	410	(120)	(112)	(197)	(9)	(181)
Basic (loss) income per LP unit	(0.37)	(0.40)	0.54	(0.23)	(0.22)	(0.35)	(0.06)	(0.32)
Funds From Operations	421	375	346	302	371	315	304	278
Funds From Operations per Unit	0.62	0.55	0.51	0.46	0.56	0.48	0.46	0.42
Distribution per LP Unit	0.39	0.39	0.37	0.37	0.37	0.37	0.36	0.36

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric
North America	5,892	6,829	6,563	6,796	$630	$632	$578	$399	$430	$261
Brazil	1,891	1,950	1,924	1,924	121	100	89	73	81	63
Colombia	3,147	1,904	2,979	1,769	277	138	162	90	35	44
	10,930	10,683	11,466	10,489	1,028	870	829	562	546	368
Wind	4,398	4,514	4,873	4,975	301	311	251	255	169	170
Utility-scale solar	2,418	2,295	2,829	2,708	234	222	313	230	242	163
Distributed energy & storage	514	720	317	646	88	120	84	179	68	158
Sustainable solutions	—	—	—	—	306	308	93	107	74	86
Corporate	—	—	—	—	—	—	17	(8)	(303)	(259)
Total	18,260	18,212	19,485	18,818	$1,957	$1,831	$1,587	$1,325	$796	$686
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the six months ended June 30, 2026:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Nuclear services & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$25	$10	$6	$(329)	$(214)	$29	$165	$(274)	$(582)
Add back or deduct the following:
Depreciation	194	47	112	411	239	103	—	—	1,106
Deferred income tax expense (recovery)	11	—	—	(37)	8	52	2	(42)	(6)
Foreign exchange and financial instrument loss (gain)	75	—	28	(68)	(74)	(62)	(117)	(6)	(224)
Other(1)	215	5	6	173	301	118	32	47	897
Management service costs	—	—	—	—	—	—	—	150	150
Interest expense	201	27	254	336	263	73	1	142	1,297
Current income tax expense (recovery)	13	5	20	3	20	(95)	—	—	(34)
Amount attributable to equity accounted investments and non-controlling interests(2)	(156)	(5)	(264)	(238)	(230)	(134)	10	—	(1,017)
Adjusted EBITDA attributable to Unitholders	$578	$89	$162	$251	$313	$84	$93	$17	$1,587
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA. See Note 3 - Disposal of assets and Note 5 - Risk management and financial instruments for further details.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$74	$2	$62	$196	$(268)	$95	$71	$(240)	$(8)
Add back or deduct the following:
Depreciation	200	35	94	445	277	118	23	—	1,192
Deferred income tax expense (recovery)	—	—	1	(235)	(32)	61	—	(21)	(226)
Foreign exchange and financial instrument (gain) loss	(16)	8	31	(334)	(112)	(30)	(64)	13	(504)
Other(1)	36	2	5	156	258	25	22	24	528
Management service costs	—	—	—	—	—	—	—	105	105
Interest expense	186	28	170	390	246	102	2	109	1,233
Current income tax expense (recovery)	2	5	31	(1)	39	(135)	—	2	(57)
Amount attributable to equity accounted investments and non-controlling interests(2)	(83)	(7)	(304)	(362)	(178)	(57)	53	—	(938)
Adjusted EBITDA attributable to Unitholders	$399	$73	$90	$255	$230	$179	$107	$(8)	$1,325
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA. See Note 5 - Risk management and financial instruments for further details.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the six months ended June 30:

(MILLIONS)	2026	2025
Net loss	$(582)	$(8)
Add back or deduct the following:
Depreciation	1,106	1,192
Deferred income tax recovery	(6)	(226)
Foreign exchange and financial instruments gain	(224)	(504)
Other(1)	897	528
Amount attributable to equity accounted investments and non-controlling interest(2)	(395)	(296)
Funds From Operations	$796	$686
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations. See Note 3 - Disposal of assets and Note 5 - Risk management and financial instruments for further details.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the six months ended June 30:

	Six months ended June 30
	2026	2025
Basic loss per LP unit(1)	$(0.77)	$(0.58)
Adjusted for proportionate share of:
Depreciation	0.79	0.86
Deferred income tax recovery	(0.07)	(0.10)
Foreign exchange and financial instruments gain	(0.06)	(0.03)
Other(2)	1.28	0.89
Funds From Operations per Unit(3)	$1.17	$1.04
(1)During the six months ended June 30, 2026, on average there were 303.9 million LP units outstanding (2025: 284.3 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in nuclear services & sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations (See Note 3 - Disposal of assets and Note 5 - Risk management and financial instruments for further details) as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.
(3)Average units outstanding for the six months ended June 30, 2026 were 684.4 million (2025: 662.4 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, forecasted development MWs per annum, future leverage assumptions, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section included in our most recent Annual Report on Form 20-F. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
RECENTLY ADOPTED ACCOUNTING STANDARDS
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
IFRS 20 - Regulatory Assets and Regulatory Liabilities (“IFRS 20”)
In May 2026, the IASB issued IFRS 20, Regulatory Assets and Regulatory Liabilities. IFRS 20 is effective for periods beginning on or after January 1, 2029, with early adoption permitted. IFRS 20 sets out the requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense, enabling users of financial statements to understand the total allowed compensation for regulatory goods or services supplied in each reporting period and the related rights and obligations. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 100% interest in a fully integrated developer and operator of battery energy storage systems and co-located utility-scale solar assets in the United States, with 2.9 GW of operating and under construction assets and an over 20 GW development pipeline for equity consideration of approximately $3 billion. The closing of this transaction is expected to occur in the second half of 2026 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable approved plans to simplify its corporate structure by converting Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation into one publicly traded corporation. The simplification is subject to customary regulatory approvals as well as unitholder and shareholder approval.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the sale of its remaining 33% interest in a 2.1 GW portfolio of operating wind and solar assets in the United States for proceeds of approximately $394 million ($105 million net to Brookfield Renewable).
OTHER
On July 31, 2026, Westinghouse announced that it confidentially submitted a draft registration statement with the SEC relating to a proposed initial public offering. The number of shares to be offered and the price range for the proposed offering have not yet been determined, and the proposed offering will be subject to market and other conditions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders, (iii) class A.2 exchangeable shares, held by Brookfield, (iv) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (v) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a on-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & storage includes generation from our distributed generation and pumped storage assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. For this reason, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solutions investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of Isagen and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2025 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (nuclear services, renewable natural gas, carbon capture and storage, recycling, cogeneration, eFuels, and power transformation), and 6) corporate. This best reflects the way in which the CODM reviews results of Brookfield Renewable.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method, whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments and its financial asset in nuclear services, which is recognized as an equity-accounted investment by Brookfield, attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of applicable U.S. and Canadian securities laws and in any applicable securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, dispositions and other transactions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions including our corporate simplification, our future growth prospects and distribution profile, our access to capital and future dividends, and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation or other commercial contracts that our business benefits from) on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; force majeure events; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labour disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our business activities; uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom; increased regulation of and third party opposition to our nuclear services investment’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our nuclear services investment; our inability to finance our operations and fund growth due to the status of the capital markets; our inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions and strategic initiatives including our corporate simplification transaction; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions, initiatives or acquisitions; our investment opportunities may not be completed as planned and we may not realize the anticipated benefits therefrom; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities (including upon exchange of class A.2 exchangeable shares by Brookfield) will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgments against us; our reliance on subsidiaries to provide funds to pay distributions; foreign currency risk associated with BEP’s distributions; we are not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”. Certain risks and uncertainties specific to our corporate simplification transaction will be further described in the joint management information circular of BEP and BEPC to be delivered to security holders in advance of the special meetings to approve the simplification.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2026

Brookfield Renewable Partners L.P.

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